Philips Annual General Meeting of Shareholders approves appointments of Supervisory Board members and 2012 dividend

April 26, 2012

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced that today’s Annual General Meeting of Shareholders (AGM) has approved the appointment of Ms. Neelam Dhawan as a member of Philips’ Supervisory Board and the re-appointment of Mr. Ewald Kist, effective upon the closing of the 2012 General Meeting of Shareholders (AGM) on April 26th, 2012.

As per the same date, Mr. John Thompson has retired from Philips’ Supervisory Board, with Mr. Jim Schiro succeeding him as Vice-Chairman of the Supervisory Board. Mr. Jackson Tai has succeeded Mr. Kist as Chairman of the Audit Committee and Mr. Kist is now a member of the Remuneration Committee.

The General Meeting of Shareholders also approved Philips’ proposal to pay an annual dividend over 2011 of EUR 0.75 per share in 2012. This dividend will be paid in cash or shares, at the shareholder’s option. More information about the optional dividend can be found here. All other proposals made to shareholders at the AGM were also accepted.

For more information about Philips’ 2012 AGM, please visit this site. Additional information on the composition of the Board of Management, the Executive Committee, the Supervisory Board, as well as Philips’ 2011 results, is included in Philips’ 2011 Annual Report that was published on February 23, 2012.

For further information, please contact:
Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com

Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.